Dechert LLP Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax

Allison Fumai
Partner

Allison.fumai@dechert.com
+1 212 698 3526 Direct
+1 212 698 3599 Fax

March 17, 2026

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Attn:	Rolf Sundwall

Mark Brunhofer

Lulu Cheng

Sandra Hunter Berkheimer

Re:	Morgan Stanley Bitcoin Trust Amendment No. 1 to Registration Statement on Form S-1 Filed March 4, 2026 File No. 333-292586

Ladies and Gentlemen:

On behalf of our client, Morgan Stanley Bitcoin Trust (the “Trust” or the “Registrant”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”) received by letter dated March 17, 2026 (the “Comment Letter”), relating to the Trust’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-292586) filed with the Commission on March 4, 2026 (the “Registration Statement”). On behalf of the Trust, we are concurrently filing via EDGAR Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Pre-Effective Amendment”).

Amendment No. 1 to Registration Statement on Form S-1

General

Comment 1.	We note your revised disclosure identifies Morgan Stanley Investment Management Inc. as the "Delegated Sponsor." Please revise your disclosure to explain whether there is any difference in being a "Delegated Sponsor" as compared to a "Sponsor." Please also explain the reason for having both a Delaware Trustee and a Cayman Trustee, including a discussion of any operational, legal or tax implications of utilizing a Cayman Trustee.

Response 1.            With respect to the Staff’s comment, the Trust has revised the disclosure on page 69 of the Pre-Effective Amendment.

March 17, 2026 Page 2

Conflicts of Interest, page 96

Comment 2.	We note your response to prior comment 16 and related revised disclosure. We are unable to locate a copy of the Code of Ethics on the Delegated Sponsor's website referenced in the Prospectus. Please revise to provide the correct link, or include a summary of the Code of Ethics.

Response 2.            With respect to the Staff’s comment, the Trust has filed a copy of the Code of Ethics in the Pre-Effective Amendment.

*                          *                          *

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel). Thank you.

Best Regards,

/s/ Allison Fumai
Allison Fumai

cc:	Scott Steel, Morgan Stanley Investment Management Inc.
Mary E. Mullin, Esq., Morgan Stanley Investment Management Inc.
Anna Tomczyk, Esq., Dechert LLP
Neel Maitra, Esq., Dechert LLP

2